

July 27, 2023

Lester Wong
Chief Financial Officer
Kulicke and Soffa Industries, Inc.
1005 Virginia Drive
Fort Washington, PA 19034

>   **Re: Kulicke and Soffa Industries, Inc.**
>   **Form 10-K for the fiscal year ended October 1, 2022**
>   **Form 10-Q for the quarterly period ended December 31, 2022**
>   **Response dated July 12, 2023**
>   **File No. 000-00121**

Dear Lester Wong:

We have reviewed your July 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2023 letter.

Form 10-K for the Fiscal Year Ended October 1, 2022

Notes to Consolidated Financial Statements
Note 16. Segment Information, page 68

1.   We have reviewed your response to prior comment 1. Considering the errors noted in your segment composition and presentation and the resultant recent revisions, please provide us with the following information to assist in our review:

    •   Tell us the title and describe the role of each individual who reports to the chief operating decision make ("CODM").

    •   Identify and describe the role of each of your segment managers.

- Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends the meetings.

- You indicate in your response that "the CODM's review is mainly focused on" the Quarterly Business Unit Financial Review ("QFR") and Quarterly Business Review ("QBR"). Please clarify for us the intent and purpose of the Executive Summary Review, provided to the CODM on a more regular monthly basis, and specify how the CODM uses such information.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

- Explain to us in greater detail how you determined the Ball Bonder and Wedge Bonder operating segments have similar economic characteristics. In doing so, explain in greater detail the reasons for differences in operating income margins for fiscal years 2020 through 2022 and how such differences do not preclude aggregation.

- We note from your response that you are currently assessing the impact to your internal controls over financial reporting and disclosure controls and procedures. Please provide us with any updates on your assessment to date.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing